WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(I), In which a "Special Account for the Exclusive Benefit of Customers" Is maintained.